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                              June 7, 2022

       Swatantra Rohatgi
       President
       Smart Rx Systems Inc.
       18540 N. Dale Mabry Highway
       Lutz, Florida 33548

                                                        Re: Smart Rx Systems
Inc.
                                                            Amendment No. 4 to
Offering Statement on Form 1-A
                                                            Filed May 9, 2022
                                                            File No. 024-11384

       Dear Mr. Rohatgi:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 20, 2022 letter.

       Amendment No. 4 to Offering Statement on Form 1-A

       Independent Auditor's Report, page F-3

   1. Please tell us how you determined that the accounting firm signing the audit report and consent is properly
registered in Illinois. If only a person is registered, please remove the references to the
accounting firm from the filing, replace them with the person   s name and
                                                        make arrangements for
the person to provide an audit report and consent, if they
                                                        performed an audit.
Refer to paragraph (c)(1)(iii) of Part F/S in Form 1-A and Rule 2-01 of Regulation S-X.
 Swatantra Rohatgi
FirstName  LastNameSwatantra Rohatgi
Smart Rx Systems  Inc.
Comapany
June 7, 2022NameSmart Rx Systems Inc.
June 7,
Page 2 2022 Page 2
FirstName LastName
       You may contact Patrick Kuhn at 202-551-3308 or Rufus Decker at 202-551-3769 if you
have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Lilyanna Peyser at 202-551-3222 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services